Exhibit 99.2
Bennett Environmental Inc. (“BEI”)
Reports on Restatement of its Financial Statements and Other
Related Documents for 2003 and 2004
Highlights
•	Restatement results in no cumulative net earnings change between 2004 and 2003

•	No change to Retained Earnings at December 31, 2004
Oakville, Ontario, May 31, 2006 - Bennett Environmental Inc. today announced the finalization, and the filing with the regulatory authorities in Canada and the U.S., of the restatement of its financial statements and other related documents for 2003 and 2004. In conducting this restatement, Bennett consulted with its registered independent accounting firm, KPMG LLP.
While the restatement adjustments change the Company’s previously reported results of operations in each of the individual annual reporting periods, the adjustments do not change the cumulative results of operations for the two year period. The cumulative restated revenue, and net earnings for the two year period, are the same as the previously reported cumulative amounts.
In calculating contract revenue earned in 2003, relating solely to the Saglek contract, the Company inappropriately accounted for the revenue related to additional costs incurred as change orders. Revenue for the Saglek contract, a project awarded to Bennett Environmental by Defence Construction Canada, was accounted for using the percentage of completion method. The Company recognized revenue in excess of additional costs incurred and revenue for costs incurred that was not probable of recovery of approximately $5.3 million. The Company has now determined that the revenue related to the additional costs incurred should have been accounted for as a claim. Management has determined that the contract provided a legal basis for the claim, the additional costs were caused by circumstances that were unforeseen at the contract date and were not the result of deficiencies in the Company’s performance, the costs associated with the claim were identifiable and reasonable in view of the work performed, and management’s claim submitted in 2004 was objective and verifiable. Accordingly, the Company has recorded a restatement adjustment to reduce revenue for the year ended December 31, 2003 by $5.3 million, and unbilled receivable (included in accounts receivable) as at December 31, 2003 by $5.3 million. This same amount should have been recorded as revenue in 2004, leaving the cumulative revenue for the two year period unchanged from that previously reported.
In addition, the Company determined that during 2004 and 2003 certain operating expense items relating to the Saglek contract were recorded incorrectly in the period and items of a capital nature were expensed in the period incurred, rather than being capitalized and amortized over the estimated useful life of the capital asset. A portion of the operating expenses were recovered from the customer, thus accounts receivable is also affected. Accordingly, the Company has recorded a restatement adjustment for the year ended December 31, 2003 to increase operating expenses by $1.3 million, to decrease amortization expense by $0.2 million, to increase capital assets by $0.6 million, to decrease accounts receivable by $1.3 million and to increase accounts payable and accrued liabilities by $0.4 million. These amounts reverse in 2004 leaving cumulative expenses for the two year period unchanged.

The impact of the restatement on Consolidated Statement of Operations for the year ended December 31, 2003 is as follows:

	As previously reported for		As restated for the
	the year ended December		year ended
	31, 2003	Restatement	December 31, 2003
Statement of earnings
Sales	$69,806,526	$(5,318,849)	$64,487,677
Operating costs	32,419,935	1,324,413	33,744,348
Amortization	1,800,326	(197,660)	1,602,666
Current income taxes	8,912,582	(1,865,387)	7,047,195
Net income	18,173,459	(4,580,215)	13,593,244
The impact of the restatement on the Consolidated Balance Sheet as at December 31, 2003 is as follows:

	As previously reported at		As restated at
	December 31, 2003	Restatement	December 31, 2003
Accounts Receivable	$28,839,675	$(6,715,320)	$22,124,355
Property, plant and equipment	23,779,384	629,505	24,408,889
Accounts payable and accrued liabilities	9,964,937	359,787	10,324,724
Income taxes payable	2,961,632	(1,865,387)	1,096,245
Retained earnings	29,298,743	(4,580,215)	24,718,528

The impact of the restatement on the Consolidated Statement of Cash Flows for the year ended December 31, 2003 is as follows:

	As previously reported for		As restated for the
	the year ended December		year ended
	31, 2003	Restatement	December 31, 2003
Cash provided by (used in) operations:
Net earnings	$18,173,459	$(4,580,215)	$13,593,244
Amortization	1,800,326	(197,660)	1,602,666
Accounts receivable	(16,506,230)	6,715,320	(9,790,910)
Accounts payable and accrued liabilities	2,082,269	359,787	2,442,056
Income taxes receivable/payable	(2,900,891)	(1,865,387)	(4,766,278)
Cash flows from operations	4,535,494	431,845	4,967,339
Cash provided by (used in) investments:
Purchase of property, plant and equipment	(11,316,302)	(431,845)	(11,748,147)
Cash used in investments	(14,832,871)	(431,845)	(15,264,716)
Restatement of 2004
The Company continued to incur additional costs related to the remediation of contaminated materials under the Saglek contract. As a consequence of the 2003 restatement adjustments and accounting for the revenue under the contract in accordance with the percentage of completion method of accounting, the Company has recorded a restatement adjustment to increase revenue for the year ended December 31, 2004 and to increase accounts receivable during the year ended December 31, 2004 in the amount of $5.3 million.

In addition, the Company incorrectly recorded expenses and capitalized certain items of a capital nature during the year ended December 31, 2004 that should have been recorded in 2003 as noted above. The cumulative restated revenue and net earnings (loss) for the two year period are the same as the previously reported cumulative amounts.
The related income tax effect of the above adjustments of $1.9 million was recorded as an increase to current income tax expense for the year ended December 31, 2004 and a reduction to income taxes receivable during the year ended December 31, 2004.
The impact of the restatement on Consolidated Statement of Operations for the year ended December 31, 2004 is as follows:

	As previously reported for		As restated for the
	the year ended December		year ended
	31, 2004	Restatement	December 31,2004
Statement of earnings
Sales	$ 25,323,203	$5,318,849	$ 30,642,052
Operating costs	26,736,521	(1,168,396)	25,568,125
Amortization	3,729,728	41,643	3,771,371
Current income taxes	(4,802,434)	1,865,387	(2,937,047)
Net loss	(18,535,239)	4,580,215	(13,955,024)
The impact of the restatement on the Consolidated Balance Sheet as at December 31, 2004 is as follows:

	As previously reported at		As restated at
	December 31, 2004	Restatement	December 31, 2004
Accounts Receivable	$14,316,648	—	$14,316,648
Property, plant and equipment	48,920,377	—	48,920,377
Accounts Payable and accrued liabilities	6,646,005	—	6,646,005
Income taxes receivable	3,417,204	—	3,417,204
Retained earnings	10,763,504	—	10,763,504

The impact of the restatement on the Consolidated Statement of Cash Flows for the year ended December 31, 2004 is as follows:

	As previously reported for		As restated for the
	the year ended December 31,		year ended December
	2004	Restatement	31, 2004
Cash provided by (used in) operations:
Loss for the year	$(18,535,239)	$4,580,215	$(13,955,024)
Amortization	3,729,728	41,643	3,771,371
Accounts receivable	14,523,027	(6,715,320)	7,807,707
Accounts payable and accrued liabilities	(3,568,330)	(359,787)	(3,928,117)
Income taxes receivable/payable	(6,378,836)	1,865,387	(4,513,449)
Cash used in operations	(4,721,769)	(587,862)	(5,309,631)
Cash provided by (used in) investments:
Purchase of property, plant and equipment	(28,892,497)	587,862	(28,304,635)
Cash flows from (used in) investments	(30,329,030)	587,862	(29,741,168)
This press release should be read together with the financial statements and other related financial documents.
Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert President & CEO or Andrew Boulanger, Vice President/CFO, at the Oakville office at (905) 339-1540.